Exhibit 35.2

SERVICER COMPLIANCE STATEMENT

Discover Financial Services LLC

Discover Card Master Trust I

The undersigned, a duly authorized representative of Discover Financial Services LLC (“DFS”), pursuant to the Amended and Restated Servicing Agreement dated January 1, 2007, as amended on or prior to the date hereof by and between DFS and Discover Bank (the “Agreement”) hereby certifies that:

(a)	A review of the activities of DFS during the fiscal year ended November 30, 2009 and of its performance under the Agreement was made under my supervision.

(b)	To the best of my knowledge, based on such review, DFS has fulfilled all of its obligations in all material respects under the Agreement throughout the fiscal year ended November 30, 2009.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 2nd day of February 2010.

By:	/s/ Carlos Minetti
Carlos Minetti, Executive Vice President, Cardmember Services and Consumer Banking